DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/4/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
      b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS
 WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

7. SOLE VOTING POWER
143,199
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
143,199
10. SHARED DISPOSITIVE POWER
      0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
143,199
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.65%
14. TYPE OF REPORTING PERSON
IA



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of LGL
Group Inc.("LGL"). The principal executive offices of LGL are located at 140 Greenwich Avenue, 4th Floor, Greenwich, CT 06830.

Item 2. IDENTITY AND BACKGROUND
 This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, Park 80 West, Plaza Two, Saddle Brook, NJ 07663. Mr.Goldstein and Mr. Dakos are self-employed investment advisors and principals of Bulldog Investors. During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from accounts managed by the filing persons.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons have acquired shares of LGL for investment purposes. The filing persons may communicate with management to discuss ways to maximize shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a) ?b) As per the Form 10KA filed on 4/30/2007 there were 2,154,708 shares of LGL outstanding as of 4/20/07. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 143,199 shares of LGL or 6.65% of the outstanding shares. Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.
c) During the past 60 days the following shares of LGL were purchased (there were no sales):

DATE		# OF SHARES		PRICE ($)
3/21/2007	11,321			9.388
3/22/2007	4,000			9
3/22/2007	1,500			9
3/22/2007	1,400			9
3/22/2007	5,000			9
3/23/2007	2,000			8.7
3/23/2007	2,000			8.7
3/23/2007	5,144			8.7
3/27/2007	2,500			9
3/27/2007	800			9
3/27/2007	600			9
3/27/2007	600			9
3/27/2007	3,200			9
3/28/2007	800			9
4/9/2007	300			9.999
4/10/2007	2,100			10.5
4/11/2007	10,104			11.075
4/13/2007	7,297			11.9588
4/13/2007	25,297			12.0439
4/17/2007	6,605			12.8858
4/18/2007	1,000			12.75
4/26/2007	6,365			12.8989
5/1/2007	1,000			13
5/4/2007	12,100			12.9859
5/7/2007	6,900			12.9734
5/8/2007	2,800			12.9796
5/8/2007	880			12.9796
5/8/2007	720			12.9796
5/8/2007	3,700			12.9796
5/14/07		 15,166			12.9999

d) Beneficial Owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement
Dated: 5/14/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos

Exhibit 1. Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect to the shares of LGL.

Dated: 5/14/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos